MAIL STOP 3561

December 18, 2006

Mr. Thomas Friedberg, President
Dekania Corp.
2929 Arch Street
Philadelphia, Pennsylvania 19104

Re: Dekania Corp.
Amendment 4 to Registration Statement on Form S-1
File No. 333-137794
Filed on November 16, 2006

Dear Mr. Friedberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In response to our prior comments 9 though 12, we noted (i) the Incentive Warrants cannot be exercised unless there is an effective registration statement with respect to the shares underlying the Public Warrants <u>and</u> an effective registration statement with respect to the shares underlying the Incentive Warrants and (ii) the Private Warrants cannot be exercised unless there is an effective registration statement with respect to the shares underlying the Public Warrants <u>and</u> an effective registration statement with respect to the shares underlying the Private Warrants. Please revise your entire filing (e.g. description of securities,

risk factors, financial statements, etc.) to clarify the exercise conditions of both your Incentive Warrants and Private Warrants.

In connection with the comment above and in order to provide for equity classification for each type of warrant (e.g. public, incentive and private), ensure that your warrant agreement (Exhibit 4.4) and form of incentive warrant (Exhibit 4.5) explicitly state (i) the exercise requirements (e.g. effective registration statement) described in the comment above for each type of warrant, (ii) in absence of an effective registration statement each type of warrant may expired unexercised and worthless and (iii) in no event will you be required to net-cash settle each type of warrant.

Summary Financial Data, page 16

2. We reviewed your response to our prior comment two. Considering the incentive warrants will be issued before the closing of the private placement, please revise your summary financial data and note 5 to include the impact of issuing these incentive warrants. Please also revise your capitalization table on page 44 and note 4 thereto accordingly.

Risk Factors, page 17

3. We reviewed your response to our prior comment three, noting your revised disclosure and warrant agreement. Your revised risk factor does not appear to be consistent with section 6.1 of your revised warrant agreement. Show us where your warrant agreement supports your assertion that Dekania "may only redeem [the public and private] warrants if a current registration statement is in effect and a current prospectus with respect to the common stock issuable upon exercise of the warrants is available from and including the date we issue a redemption notice to and including the date of redemption."

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: J. Baur Whittlesey, Esq.
        Fax: (215) 735-2513